MARSULEX

02052512

PE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of August 2002

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If you do not receive all pages clearly, please contact the sender above.

111 Gordon Baker Road, Suite 300, Toronto, ON Canada M2H 3R1
T (416) 496 9655 F (416) 496 1874 Toll Free 800 387 5030

www.marsulex.com

MARSULEX

NEWS RELEASE

MARSULEX INC. ANNOUNCES THE COMPLETION OF ITS TENDER OFFER FOR ITS 9 5/8% SENIOR SUBORDINATED NOTES DUE 2008

TORONTO, August 15, 2002 – Marsulex Inc. (TSX: MLX) announced that US$47,230,000 aggregate principal amount of its outstanding 9 5/8% Senior Subordinated Notes due July 1, 2008 (the "Notes") has been tendered in connection with its previously announced tender offer to purchase up to US$44,234,000 aggregate principal amount of the Notes.

Consistent with the terms and conditions of the Offer to Purchase, Marsulex will pay, on a pro rata basis, the obligated offer of US$ 44,234,000 aggregate principal amount of Notes at a fixed price of US$1,000 per US$1,000 principal amount of Notes plus accrued and unpaid interest. Marsulex expects to settle the offer and pay for the Notes on August 20, 2002.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The Company encompasses the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets.

####

For further information:

David M. Gee
President and CEO

Tel: (416) 496-4178

Laurie Tugman
Executive Vice President & CFO

Tel: (416) 496-4157

MARSULEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

August 19, 2002

By: ______________________________
Lucio Milanovich
Director, Finance